BB 3/4/02



02005699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46058

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAMAUTE CAPITAL , INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4601 N. Park Avenue, Suite 620
(No. and Street)

Chevy Chase	Maryland	20815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Lamaute 301-654-6623
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	California	90064
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02
S.S

OATH OR AFFIRMATION

I, Daniel Lamaute, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamatue Capital, Inc., as of December 31, 2001, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SUSAN M. CARTER
NOTARY PUBLIC MONTGOMERY CO
COMMISSION EXPIRES MARCH 1, 2005

Susan Carter 2/14/02
Notary Public

Daniel Lamaute
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL REPORT

DATE - DECEMBER 31, 2001

LAMAUTE CAPITAL, INC.
4601 N. PARK AVENUE, SUITE 620
CHEVY CHASE, MD 20815

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Lamaute Capital, Inc.
Chevy Chase, MD 20815

I have audited the accompanying statement of financial condition of Lamaute Capital, Inc., as of December 31, 2001 and the related statements of income, cash flows, and the changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Lamaute Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conduct my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Lamaute Capital, Inc. as of December 31, 2001 and results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with the United States generally accepted accounting principles.



George Brenner, C.P.A.

Los Angeles, California
January 26, 2002

LAMAUTE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash - checking	$ 27,289
Cash - money market	42,283
Clearing Deposit	25,000
Investments - NASD Q Shares	3,300
TOTAL ASSETS	$ 97,872

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	$ 4,061
TOTAL LIABILITIES	$ 4,061
STOCKHOLDERS' EQUITY	
Common Stock, authorized 1,500 shares, no par value, issued and outstanding 102 shares	54,000
Paid in Capital	21,993
Retained Earnings	17,818
TOTAL STOCKHOLDERS' EQUITY	93,811
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 97,872

See accompanying notes to financial statements

LAMAUTE CAPITAL, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$ 59,574
EXPENSES	53,843
NET PROFIT Before Tax Provision	5,731
TAX PROVISION	3,061
NET INCOME	$ 2,670

See accompanying notes to financial statements

LAMAUTE CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net Income	$ 2,670
Adjustments to reconcile net income to net cash required by operating activities:	
Accounts Payable	(9,424)
Payroll Taxes Payable	(2,700)
Income Taxes payable	(3,584)
CASH PROVIDED (REQUIRED) BY OPERATING ACTIVITIES	(13,038)
ACQUISITION ACTIVITIES	
Money Market Withdrawals	32,605
FINANCING ACTIVITIES	0
INCREASE (DECREASE) IN CASH	19,567
Cash: Beginning of the year	7,722
Cash: End of the year	$ 27,289
SUPPLEMENTAL INFORMATION	
Interest paid	$ 0
Income taxes paid - State	$ 1,942

See accompanying notes to financial statements

LAMAUTE CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2001

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2001	$54,000	$21,993	$ 15,148	$ 91,141
Capital Contributed		--		--
Net Income (Loss)			2,670	2,670
Balance, December 31, 2001	$54,000	$21,993	$ 17,818	$ 93,811

See accompanying notes to financial statements

LAMAUTE CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Lamaute Capital, Inc. (the Company), was incorporated in Delaware on May 3, 1993, to provide security brokerage and related services as set forth by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company operates pursuant to the rules of the SEC and does not carry customers' accounts, hold customers' funds or securities, or owe money or securities to customers. As a result the Company is exempt from certain provisions and requirements of the SEC. The Company was approved by the SEC June 15, 1993 and granted registration with the NASD October 12, 1993. The Company's principal and only office is located in Chevy Chase, MD.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY

The Company files its income tax on the cash basis. The Company had a Federal Net Operating Loss Carry Forward of approximately 33,000 which was used to partially off set its current year cash basis income.

The Company has elected to be taxed as a small business corporation (S Corp). The election becomes effective January 1, 2002. Because of the election the Company must change its June 30 fiscal year end to a calendar December 31 year end. The accompanying Financial Statements are for the six month period from July 1 through December 31, 2001

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 8.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealers.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LAMAUTE CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 6 - INCOME TAXES

As set forth in Note 2, effective January 1, 2002, the Company became a small business corporation (S-Corp). As an S Corp all items of income and loss pass directly to the stockholders. There is no tax at the corporate level.

The Company's previous fiscal year was June 30 and will now be December 31. The company is required to file a final return as a conventional corporation for the six month period ending December 31, 2001.

The tax provision is comprised of:

Maryland State Tax	
06/30/01	$1,942
12/31/01	471
	2,413
Federal Tax	648
	$3,061

LAMAUTE CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 93,811
Less non allowable assets:	
NASD Q-Shares	(3,300)
NET CAPITAL	$ 90,511
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required	
6 2/3 of total liabilities	$ 271
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
EXCESS CAPITAL	$ 85,511
Excess net capital of 1000% (net capital) less 10% of aggregate indebtedness)	$ 90,105
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	4,061
Percentage of aggregate indebtedness to net capital	4.5%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2001 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

UNAUDITED	$ 92,630
UNRECORDED TAX LIABILITIES	(2,119)
AUDITED	$ 90,511

See accompanying notes to financial statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Lamaute Capital, Inc.
Chevy Chase, MD 20815

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
January 26, 2002

LAMAUTE CAPITAL, INC.
SCHEDULE OF OPERATING REVENUES AND EXPENSES
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions - Regular	$ 11,140
Commissions - Trailers	26,016
Commissions - Variable Annuity	21,688
Interest	395
Other	335
TOTAL	$ 59,574
EXPENSES	
Accounting	$ 2,553
Simple - IRA	390
Auto	2,612
Compensation - Independent Contractor	10,399
Computers	5,447
Entertainment - Meals	624
Insurance	6,183
Legal	908
Mail	525
Marketing	5,374
Membership Fees	885
Office Rent	1,691
Office Supplies	6,973
Payroll Taxes	3,574
Regulatory Fees	3,185
Telephone	1,178
All Other	1,342
	$ 53,843

See Accompanying Notes to Financial Statements

PART II

LAMAUTE CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Lamaute Capital, Inc.
Chevy Chase, MD

In planning and performing my audit of the financial statements of Lamaute Capital, Inc. (the "Company") for the year ended December 31, 2001. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
January 26, 2002